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U.S. Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Worthington Steel, Inc.

Draft Registration Statement on Form 10

Submitted April 19, 2023

CIK No. 0001968487

Ladies and Gentlemen:

On behalf of our client, Worthington Steel, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated May 12, 2023 relating to the Draft Registration Statement on Form 10 confidentially submitted on April 19, 2023 (the “Registration Statement”) by the Company.

The Company has confidentially submitted today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter, via EDGAR. Upon request by the Staff, we will provide to the Staff copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement confidentially submitted on April 19, 2023.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

June 9, 2023

Draft Registration Statement on Form 10-12B

Exhibit 99.1—Preliminary Information Statement

Questions and Answers about the Separation and Distribution, page iii

1.

Please revise your Q&A to discuss the material consequences to stockholders if Worthington Industries, Inc. (“Worthington”) waives any conditions and proceeds with the spin-off. We note that the list of closing conditions appears non-exclusive in light of the phrase, “among others.” Please revise to disclose all material conditions and to affirmatively so state.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages iv, vi, 54, and 101 of Amendment No. 1.

2.

We note the closing condition that Worthington receive a tax opinion regarding qualification of the distribution, together with certain related transactions, as a tax-free reorganization. Disclose whether this condition can be waived and, if so, how you will notify shareholders of the waiver of this condition.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, consistent with the disclosure in Amendment No. 1, including on pages vi, 54, and 101, Worthington may waive any condition to the distribution in its sole discretion. Further, the Company respectfully advises the Staff that, consistent with the disclosure in Amendment No. 1, including on page 101, to the extent the board of directors of Worthington determines that any modifications by Worthington materially change the material terms of the distribution, Worthington will notify Worthington shareholders in a manner reasonably calculated to inform them about the modification as may be required by law.

3.

Please revise to address any material changes in stockholder rights between the existing Worthington common stock and your common stock. If none, please include an affirmative statement to that effect.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page ix of Amendment No. 1.

Information Statement Summary, page 1

4.

Please balance disclosure that you are “Ideally positioned to benefit from expanding global opportunities in electrification,” in light of risk factor disclosure on pages 18 and 19 that indicates shifts in the automobile industry could adversely affect prices of and demand for your steel products.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 1, 4, 68, and 71 of Amendment No. 1.

June 9, 2023

Risk Factors

Raw Material Pricing and Availability, page 16

5.

We note disclosure that your supply chain may be impacted by a number of factors identified on page 17. Please update your risks characterized as potential if recent supply chain disruptions have impacted your operations. For example, discuss whether you have or expect to:

•	suspend the production, purchase, sale or maintenance of certain items;

•	experience labor shortages that impact your business;

•	experience cybersecurity attacks in your supply chain;

•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

•	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or

•	be exposed to supply chain risk in light of Russia’s invasion of Ukraine, the effectiveness of the Uyghur Forced Labor Prevention Act, and/or related geopolitical tension.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 16 and 17 of Amendment No. 1.

The COVID-19 Pandemic, page 20

6.

Please revise to describe the specific impacts that the COVID-19 pandemic has had on your business and results of operations to date, rather than presenting such risks as hypothetical, including quantification of amounts where possible.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 20 of Amendment No. 1.

The ongoing conflict between Russia and Ukraine may adversely affect our business and results of operations, page 20

7.

We note general references to the Ukraine war in the context of customer financial challenges, increased steel prices, and reduced production capacities, for example on pages 16 and 18. Please specifically describe the direct or indirect impact of Russia’s invasion of Ukraine on your business. Consider any impact resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or import/export or capital controls; if the impact is not material, please

June 9, 2023

explain why. Disclose any material impact of import or export bans on products or commodities used in your business or sold by you. Include the current and anticipated impact on your business, taking into account the availability of materials, cost of materials, costs and risks associated with transportation in your business, and the impact on margins and on your customers.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 21 of Amendment No. 1.

If the distribution, together with certain related transactions, fails to qualify as a reorganization . . . , page 27

8.

Please quantify the scope of the indemnification obligations to Worthington under the Tax Matters Agreement or otherwise supplement your disclosure to provide stockholders with sufficient information to assess the materiality of these obligations.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it will disclose the material terms of the Tax Matters Agreement, including material terms regarding the indemnification obligations to Worthington under the Tax Matters Agreement, in a subsequent amendment.

Certain non-U.S. entities or assets that are part of the separation may not be transferred …, page 33

9.

You disclose that certain non-U.S. entities and assets may not be transferred prior to the distribution because they are subject to foreign government or third-party approvals, and you cannot assure such transfers will ultimately occur or not be delayed for an extended period of time. Please describe more fully the non-U.S. entities and assets involved, as well as the foreign government and third-party approvals that are required. Clarify the means by which Worthington will provide to you “the economic benefits and burdens of owning such assets and/or entities . . . to the extent reasonably possible and permitted by applicable law,” together with any material related risks.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 33 of Amendment No. 1.

June 9, 2023

Our amended and restated code of regulations will designate the state courts in the State of Ohio . . . , page 37

10.

We note disclosure that your forum selection provision would not apply to Exchange Act claims, and that the U.S. federal district courts shall be the exclusive forum for Securities Act claims. Please additionally state that there is uncertainty as to whether a court would enforce such provisions. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also ensure that the exclusive forum provision in the governing documents states clearly that it does not apply to actions arising under the Exchange Act, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response: In response to the Staff’s comment, the Company has revised page 37 to clarify that the forum selection provision does not apply to actions arising under the Securities Act or Exchange Act.

Cautionary Statement Concerning Forward-Looking Statements, page 40

11.

Please note that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 (PSLRA) applies to issuers that are subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 at the time the statements are made. Please revise to remove the implication that the statements made in your registration statement are within the protection of the PSLRA or tell us why you believe that the safe harbor is available to you.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 39 and 41 of Amendment No. 1.

Business

Our Joint Ventures, page 77

12.

Please describe the material terms of your joint venture arrangements. Describe what obligations you have to your partners under these arrangements, the amount of control you have over day-to-day operations, the duration of the arrangements, and any other material terms. Explain how these arrangements allow you to “develop new products, markets, and technological capabilities and to expand our international presence, while mitigating the risks and costs associated with those activities.”

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 76 of Amendment No. 1.

Our Customers, page 79

13.

Please describe and clarify your contractual arrangements with customers. In this regard, we note disclosure that, “Supply contracts for certain large customers often extend for the life of the product’s program or platform,” while disclosure on page 18 indicates that, “We generally do not have long-term contracts with our customers. As a result, although our customers periodically provide notice of their future product needs and purchases, they generally purchase our products on an order-by-order basis, and the relationship, as well as particular orders, can be terminated at any time.” Please revise as appropriate to reconcile.

June 9, 2023

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 78 of Amendment No. 1.

Environmental Matters, page 80

14.

We note disclosure that you are subject to many federal, state, local and foreign laws and regulations, including those relating to the protection of your employees and the environment. Please expand to briefly describe such laws and regulations. Include estimated capital expenditures for environmental control facilities, as required by Item 101(c)(2)(i) of Regulation S-K. Additionally describe the effects on your business of the tariffs referenced in disclosure on page 39 that, “[C]ertain foreign governments, including Canada, China and Mexico, have instituted or are considering imposing tariffs on certain U.S. goods.”

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 79 and 80 of Amendment No. 1.

Reasons for the Separation, page 97

15.

We note the list of reasons for the separation. It appears each of these reasons could apply at any time. Please revise to explain the reasons for conducting the separation now, as opposed to another time.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 96 and 97 of Amendment No. 1.

Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders, page 103

16.

We note disclosure on page 28 that Worthington will undertake certain internal restructuring transactions in connection with the transfer of assets and liabilities in accordance with the separation agreement, that these transactions are intended to be taxfree, and that you are subject to indemnification obligations under the Tax Matters Agreement. Accordingly, please revise this section to discuss the material tax consequences of the separation, in addition to the distribution.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 28 of Amendment No. 1 to remove the discussion of indemnification obligations that may arise under the Tax Matters Agreement in connection with any pre-distribution internal restructuring transactions. Once the specific terms of the tax matters agreement have been determined, the Company will provide appropriate disclosure regarding indemnity obligations arising thereunder. In addition, the Company does not anticipate that its shareholders will experience any material tax consequences as a result of pre-distribution internal restructuring transactions.

June 9, 2023

Exhibits

17.

Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement, including those to be assigned to you or to which you will otherwise succeed following the spin-off. In this regard, we note references to your equity incentive plan, financing arrangements, joint venture agreements, and “other commercial agreements” with Worthington.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it will file the material contracts required by Item 601(b)(10) of Regulation S-K in one or more subsequent amendments.

General

18.

The cross-reference sheet between the Information Statement and items of Form 10 omits a number of sections of the Information Statement. Please revise to specifically incorporate by reference the questions and answers, director compensation, pay versus performance disclosure, and equity compensation plan information sections.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the cross-reference sheet of the Information Statement in Amendment No. 1 where applicable.

*****

Should any questions arise in connection with the foregoing responses or Amendment No. 1, or if you need any additional information, please do not hesitate to contact me at (312) 876-7681 or cathy.birkeland@lw.com.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland, Esq. of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Alexa Berlin of Latham & Watkins LLP

Patrick Kennedy, Vice President, General Counsel and Secretary of Worthington Industries, Inc.